

Mail Stop 3233

June 11, 2018

<u>Via E-Mail</u>
Mona Gisler
Chief Financial Officer
Douglas Emmett Inc.
808 Wilshire Boulevard, Suite 200
Santa Monica, CA 90401

> **Re: Douglas Emmett Inc.**
> **Form 10-K**
> **Filed February 16, 2018**
> **Form DEF 14A**
> **Filed April 16, 2018**
> **File No. 001-33106**

Dear Ms. Gisler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Director Independence, page 14</u>

1. We note that the company's board of directors determined that Mr. O'Hern is an independent director and that he is the Chair of your audit committee. We are unable to locate disclosure responsive to Item 407(a)(3) regarding the lease transaction between Douglas Emmett and Macerich, litigation between Macerich and Douglas Emmett, Mr. O'Hern's position as CFO of Macerich, and whether the board of directors considered these transactions/relationships in determining that Mr. O'Hern is an independent director. In this regard, Item 407(a)(3) requires disclosure of transactions and relationships "for each director . . . that is identified as independent . . . [that were]

considered by the board of directors under the applicable independence definitions in determining that the director is independent." Your disclosure explains that the board considers relationships and transactions, including "employment or tenant relationships" but fails to convey the fact that Mr. O'Hern has known relationships and/or transactions that were considered. In future filings, please specifically tie any Item 407(a)(3) disclosure to specific directors identified as independent. Please also describe the litigation referenced above, to the extent considered by the board in determining independence. Refer to Release No. 33-8732A (Aug. 29, 2006).

2. We note from your Form 10-K filed on February 27, 2015 that you entered into a lease with Macerich Partnership, LP that was set to expire in 2018 and that had an annualized rent of $ 4,940,295. We also note that Macerich sued the company on March 10, 2017 in a dispute over a five year lease extension. Given that Mr. Thomas O'Hern is a Director at Douglas Emmett and Senior Executive Vice President, Chief Financial Officer, and Treasurer at Macerich Company, please tell us what consideration you gave to disclosing Mr. O'Hern's indirect interest in the transaction in your most recent Form 10-K or proxy. See Item 13 of Form 10-K and Item 404 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities